Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three and six months ended June 30, 2016
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd (“the Company”) for the six months ended June 30, 2016 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
Condensed consolidated interim statements of financial position
(Unaudited – Expressed in Canadian dollars)
	June 30, 2016	December 31, 2015
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 11)	7,201,331	6,222,778
Accounts receivable and prepaid expenses (Note 4)	450,879	383,464
	7,652,210	6,606,242

Non-current assets
Deposit on mill equipment (Note 5)	1,242,133	965,358
Property, plant and equipment (Note 6)	101,733	105,738
Exploration and evaluation assets (Note 7)	31,833,551	30,538,010
	33,177,417	31,609,106
TOTAL ASSETS	40,829,627	38,215,348

LIABILITIES
Current liabilities
Trade and other payables	324,352	797,769

Non-current liabilities
Deferred income tax liability	1,434,882	1,434,882
Total liabilities	1,759,234	2,232,651

EQUITY
Share capital (Note 8)	87,991,953	83,757,687
Reserves (Note 8)	13,080,021	11,822,637
Deficit	(62,001,581)	(59,597,627)
Total equity	39,070,393	35,982,697
TOTAL EQUITY AND LIABILITIES	40,829,627	38,215,348
Commitments (Note 12)
Subsequent events (Note 17)

These unaudited condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 8, 2016.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of loss and other comprehensive loss
(Unaudited – Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Revenue	$	$	$	$
Interest income	7,433	25,198	16,567	50,034
Other income (Note 9(b))	97,257	48,719	198,045	48,719
	104,690	73,917	214,612	98,753
Expenses
Impairment of exploration and evaluation assets	-	8,916	-	89,063
General and administrative expenses (Note 16)	510,554	622,894	1,230,432	1,390,586
General exploration expenses	1,467	131,147	1,467	267,995
Share-based payments (Note 8(c))	1,252,350	-	1,252,350	442,500
	1,764,371	762,957	2,484,249	2,190,144
Operating loss	(1,659,681)	(689,040)	(2,269,637)	(2,091,391)

Other (loss) income
Loss on investment in associate	-	(31,592)	-	(95,892)
Impairment of marketable securities	-	(81,000)	-	(162,000)
Impairment of investment in associate	-	-	-	(470,700)
Loss on sale of property, plant and equipment (Note 6)	-	-	(3,985)	-
Loss on fair value of contingent shares receivable	-	(3,900)	-	(22,500)
Foreign exchange gain (loss)	(25,428)	136,769	(130,332)	38,058
Net loss for the period	(1,685,109)	(668,763)	(2,403,954)	(2,804,425)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale financial assets, net of tax of $Nil	-	(47,228)	-	(170,640)
Other comprehensive loss for the period	-	(47,228)	-	(170,640)

Net loss and other comprehensive loss for the period	(1,685,109)	(715,991)	(2,403,954)	(2,975,065)

Basic and diluted net loss per share (Note 10)	(0.02)	(0.01)	(0.03)	(0.04)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statement of cash flows
(Unaudited – Expressed in Canadian dollars)

Three months ended June 30,			Six months ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Operating activities
Net loss for the period	(1,685,109)	(668,763)	(2,403,954)	(2,804,425)
Items not affecting cash
Loss on investment in associate	-	31,592	-	95,892
Depreciation	6,848	48,388	13,284	96,776
Loss on fair value of contingent shares receivable	-	3,900	-	22,500
Impairment of marketable securities	-	81,000	-	162,000
Impairment of investment in associate	-	-	-	470,700
Impairment of exploration and evaluation assets	-	8,916	-	89,063
Loss on sale of property, plant and equipment	-	-	3,985	-
Foreign exchange on deposit on mill equipment	5,250	-	5,250	-
Share-based payments	1,252,350	-	1,252,350	442,500
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(56,255)	(130,109)	(67,415)	(24,626)
Trade and other payables	(262,254)	(100,500)	(543,068)	(161,713)
Net cash used in operating activities	(739,170)	(725,576)	(1,739,568)	(1,611,333)
Investing activities
Reclamation deposit	-	1,316	-	(687)
Deposit on mill equipment	-	-	(282,025)	-
Property, plant and equipment – purchase	(13,264)	-	(13,264)	-
Exploration and evaluation assets – costs	(598,035)	(1,067,364)	(1,225,890)	(2,230,534)
Net cash used in investing activities	(611,299)	(1,066,048)	(1,521,179)	(2,231,221)
Financing activities
Issuance of shares, net of share issue costs	4,091,646	-	4,091,646	5,165,576
Options exercised	20,550	-	20,550	-
Warrants exercised	100,000	-	100,000	-
Finders’ warrants exercised	27,104	-	27,104	-
Net cash from financing activities	4,239,300	-	4,239,300	5,165,576

Change in cash and cash equivalents	2,888,831	(1,791,624)	978,553	1,323,022
Cash and cash equivalents, beginning of period	4,312,500	11,287,244	6,222,778	8,172,598
Cash and cash equivalents, end of period	7,201,331	9,495,620	7,201,331	9,495,620
Supplemental cash and cash equivalents information – Note 11

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statement of changes in equity
(Unaudited – Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Available-for-sale financial assets	Total reserves	Deficit	Total
		$	$	$	$	$	$	$
Balance, January 1, 2015	68,728,321	87,083,931	10,372,323	299,982	333,452	11,005,757	(58,453,102)	39,636,586
Share-based payments	-	-	442,500	-	-	442,500	-	442,500
Private placements, net	4,420,000	5,152,235	-	-	-	-	-	5,152,235
Finders' warrants issued pursuant to private placement	-	-	-	13,341	-	13,341	-	13,341
Total comprehensive loss for the period	-	-	-	-	(170,640)	(170,640)	(2,804,425)	(2,975,065)
Balance, June 30, 2015	73,148,321	92,236,166	10,814,823	313,323	162,812	11,290,958	(61,257,527)	42,269,597
Share-based payments	-	-	508,240	-	-	508,240	-	508,240
Private placements, net	4,506,666	3,077,126	-	180,267	-	180,267	-	3,257,393
Transfer of net assets pursuant to spin-out	-	(11,828,963)	-	-	-	-	-	(11,828,963)
Finders' warrants issued pursuant to private placement	-	-	-	5,984	-	5,984	-	5,984
Shares issued pursuant to mill option agreement	407,997	273,358	-	-	-	-	-	273,358
Total comprehensive loss for the period	-	-	-		(162,812)	(162,812)	1,659,900	1,497,088
Balance, December 31, 2015	78,062,984	83,757,687	11,323,063	499,574	-	11,822,637	(59,597,627)	35,982,697
Share-based payments	-	-	1,252,350	-	-	1,252,350	-	1,252,350
Private placements, net	3,229,082	4,073,728	-	-	-	-	-	4,073,728
Finders' warrants issued pursuant to private placement	-	-	-	17,918	-	17,918	-	17,918
Finders’ warrants exercised	35,200	27,104	-	-	-	-	-	27,104
Fair value of finders’ warrants transferred to share capital	-	5,984	-	(5,984)	-	(5,984)	-	-
Warrants exercised	100,000	100,000	-	-	-	-	-	100,000
Options exercised	15,000	20,550	-	-	-	-	-	20,550
Fair value of options transferred to share capital	-	6,900	-	(6,900)	-	(6,900)	-	-
Total comprehensive loss for the period	-	-	-	-	-	-	(2,403,954)	(2,403,954)
Balance, June 30, 2016	81,442,266	87,991,953	12,575,413	504,608	-	13,080,021	(62,001,581)	39,070,393

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

1.    Nature of Operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002.  The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico.  The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico.  The Company has not yet determined whether this project has economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.     Basis of Presentation

(a) Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b) Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2015. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2015, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2016:

IFRS 7: Amended to require additional disclosures on transition from IAS 39 and IFRS 9.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

2.    Basis of Presentation (Continued)

(b) Basis of preparation (continued)

The following new accounting standards and amendments are effective for future periods and have not been adopted by the Company:

Revenue recognition

IFRS 15 - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

Financial instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently considering the impact, if any, of the final standard on its future consolidated financial statements.

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

3.    Significant accounting policies

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2015.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included.  Operating results for the three and six month periods ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

4.    Accounts receivable and prepaid expenses

    Accounts receivable and prepaid expenses consist of the following:

	June 30,	December 31,
	2016	2015
Accounts receivable	$270,268	$235,983
Prepaid expenses	180,611	147,481
	$450,879	$383,464

During the six months ended June 30, 2016, the Company incurred value added taxes of $70,181 (December 31, 2015 - $159,689) included in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold (Note 7).

5.    Deposit on Mill Equipment

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement to acquire the Rock Creek mill.  Pursuant to the agreement, Almaden has the exclusive right and option to purchase the mill for a total of US$6,500,000, subject to adjustment in certain circumstances (the “Option”).

On November 25, 2015, the Company issued 407,997 common shares at a fair value of $0.67 per share, for a total fair value of $273,358.

In order to exercise the Option, Almaden must make option payments according to the following schedule:

On execution of agreement: On or before December 31, 2015: On or before March 31, 2016: On or before June 15, 2017: On or before June 15, 2018:	US$250,000 (Paid October 21, 2015) US$250,000 (Paid December 29, 2015) US$250,000 (Paid March 17, 2016) US$2,000,000 US$3,750,000

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

6.    Property, plant and equipment

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2015	174,462	135,064	218,166	176,010	51,760	245,647	1,001,109
Additions	-	-	4,558	8,706	-	-	13,264
Disposals	(27,893)	-	-	-	-	-	(27,893)
June 30, 2016	146,569	135,064	222,724	184,716	51,760	245,647	986,480

Accumulated depreciation
December 31, 2015	167,604	130,695	198,221	144,943	48,018	205,890	895,371
Disposals	(23,908)	-	-	-	-	-	(23,908)
Depreciation	431	437	3,220	4,846	374	3,976	13,284
June 30, 2016	144,127	131,132	201,441	149,789	48,392	209,866	884,747

Carrying amounts
December 31, 2015	6,858	4,369	19,945	31,067	3,742	39,757	105,738
June 30, 2016	2,442	3,932	21,283	34,927	3,368	35,781	101,733

As at June 30, 2016, the Company disposed property, plant and equipment for $Nil proceeds and recorded a loss on sale of property, plant and equipment of $3,985 in the condensed consolidated interim statements of loss and other comprehensive loss.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

7.    Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs: Opening balance - (December 31, 2015)	3,202,134	1	3,202,135
Additions	434,840	-	434,840
Closing balance - (June 30, 2016)	3,636,974	1	3,636,975
Deferred exploration costs:
Opening balance - (December 31, 2015)	27,335,875	-	27,335,875
Costs incurred during the period
Drilling and related costs	114,404	-	114,404
Professional/technical fees	67,312	-	67,312
Claim maintenance/lease costs	72,113	-	72,113
Geochemical, metallurgy	101,325	-	101,325
Technical studies	171,531	-	171,531
Travel and accommodation	100,679	-	100,679
Geology, geophysics and exploration	119,324	-	119,324
Supplies and misc.	8,970	-	8,970
Water exploration	8,593	-	8,593
Reclamation, environmental	26,269	-	26,269
Value-added tax (Note 4)	70,181	-	70,181
Total deferred exploration costs during the period	860,701	-	860,701
Closing balance - (June 30, 2016)	28,196,576	-	28,196,576
Total exploration and evaluation assets	31,833,550	1	31,833,551

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)	Other

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada.  The project is carried at a nominal value of $1.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

8.    Share capital and reserves

(a)	Authorized share capital

At June 30, 2016, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

On May 25, 2016, the Company closed a non-brokered private placement by the issuance of 3,229,082 units at a price of $1.35 per unit for gross proceeds to the Company of $4,359,260.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until November 25, 2018.  A finder’s fee of $147,925 in cash and finders’ warrants to purchase up to 45,944 common shares at a price of $1.44 per common share until November 25, 2018 was paid on a portion of the placement.  The fair value of the finders’ warrants was $17,918.  In connection with the private placement, the Company also incurred $119,689 in share issue costs.  The proceeds of the private placement were allocated entirely to share capital.

(b)	Warrants

The continuity of warrants for the six months ended June 30, 2016 is as follows:

	Exercise	Dec 31,				June 30,
Expiry date	price	2015	Issued	Exercised	Expired	2016
February 11, 2016	* $1.76	2,210,000	-	-	(2,210,000)	-
February 11, 2016	* $1.12	49,410	-	-	(49,410)	-
July 17, 2016	* $1.58	4,376,000	-	-	-	4,376,000
July 17, 2016	* $1.32	186,000	-	-	-	186,000
November 17, 2017	$1.00	2,253,334	-	(100,000)	-	2,153,334
November 17, 2017	$0.77	35,200	-	(35,200)	-	-
November 25, 2018	$2.00	-	1,614,541	-	-	1,614,541
November 25, 2018	$1.44	-	45,944	-	-	45,944
Warrants outstanding and exercisable		9,109,944	1,660,485	(135,200)	(2,259,410)	8,375,819
Weighted average exercise price		$$1.47	$1.98	$0.94	$1.75	$1.51

* On August 28, 2015, the Company adjusted the exercise price on outstanding warrants proportionately to reflect the value transferred to Almadex.

The weighted average fair value of warrants issued during the six months ended June 30, 2016, calculated using the Black-Scholes model at issue date, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
45,944	May 25, 2016	$0.39	0.59%	2	55.53%	$Nil

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

8.    Share capital and reserves (Continued)

(c)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period.  At June 30, 2016, the Company had reserved 578,227 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the six months ended June 30, 2016 vested on the grant date.

The continuity of stock options for the six months ended June 30, 2016 is as follows:

Expiry date	Exercise price	Dec 31, 2015	Granted	Exercised	Expired / cancelled	June 30, 2016
May 6, 2016	* $1.33	65,000	-	-	(65,000)	-
June 8, 2016	* $2.89	2,145,000	-	-	(2,145,000)	-
July 14, 2016	* $1.37	130,000	-	(15,000)	-	115,000
August 15, 2016	* $2.57	150,000	-	-	-	150,000
October 10, 2016	* $1.23	150,000	-	-	-	150,000
January 6, 2017	* $0.98	1,180,000	-	-	-	1,180,000
May 4, 2017	* $1.91	200,000	-	-	-	200,000
June 8, 2017	* $1.98	75,000	-	-	-	75,000
August 26, 2017	* $0.74	1,445,000	-	-	-	1,445,000
September 11, 2017	* $2.31	500,000	-	-	-	500,000
November 22, 2017	* $2.22	100,000	-	-	-	100,000
April 4, 2018	* $1.74	90,000	-	-	-	90,000
May 6, 2018	$1.41	-	100,000	-	-	100,000
June 8, 2018	$1.44	-	1,915,000	-	-	1,915,000
June 18, 2018	* $1.46	250,000	-	-	-	250,000
June 29, 2018	$1.71	-	15,000	-	-	15,000
December 11, 2018	$0.72	756,000	-	-	-	756,000
January 2, 2019	* $1.04	375,000	-	-	-	375,000
July 2, 2019	* $1.32	150,000	-	-	-	150,000
Options outstanding and exercisable		7,761,000	2,030,000	(15,000)	(2,210,000)	7,566,000
Weighted average exercise price		$1.65	$1.44	$1.37	$2.84	$1.25

* On August 20, 2015, the Company adjusted the exercise price on outstanding stock options proportionately to reflect the value transferred to Almadex.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

8.    Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the six months ended June 30, 2016, calculated using the Black-Scholes model at grant date, are as follows:

Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
100,000	May 6, 2016	$0.52	0.54%	2	63.84%	$Nil
1,915,000	June 8, 2016	$0.62	0.54%	2	64.68%	$Nil
15,000	June 29, 2016	$0.87	0.54%	2	66.44%	$Nil

Total share-based payments expenses as a result of options granted during the six months ended June 30, 2016 was $1,252,350 (2015 - $442,500)

9.    Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development. The aggregate compensation paid or payable to key management for services is as follows:

	Three months ended June 30,			Six months ended June 30,
	2016	2015		2016		2015

Salaries, fees and benefits	$216,250	$216,205	(i)	$432,500		$432,410	(i)
Share-based payments	973,400	-		973,400	(ii)	260,625	(iii)
Directors’ fees	-	-		48,000	(iv)	48,000	(iv)
	$1,189,650	$216,205		$1,453,900		$741,035

(i)	Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $60,000 and $120,000 respectively during the three and six months ending June 30, 2015 for geological services provided to the Company and is recorded in general exploration expenses.

(ii)	Comprised of 1,570,000 options granted pursuant to the Company’s stock option plan during the period, all of which vested on the grant date. The value of the option-based awards is based on the fair value of the awards ($0.62) calculated using the Black-Scholes model at the June 8, 2016 grant date.

(iii)	Comprised of 695,000 options granted pursuant to the Company’s stock option plan during the period, all of which vested on the grant date. The value of the option-based awards is based on the fair value of the awards ($0.375) calculated using the Black-Scholes model at the January 6, 2015 grant date.

(iv)	Directors’ fees are paid once a year.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

9.    Related party transactions and balances (Continued)

(b)	Almadex Minerals Limited (“Almadex”)

During the three and six months ended June 30, 2016, the Company received $97,257 and $198,045 respectively (2015 - $Nil) from Almadex for administrative services fees included in other income.

During the three and six months ended June 30, 2016, the Company accrued $Nil and $38,816 respectively (2015 - $Nil and $134,308) payable to Almadex for drilling equipment rental services in Mexico.

(c)	Other related party transactions

During the three and six months ended June 30, 2016, the Company employed a person related to the Chairman for a salary of $8,450 and $16,900 respectively less statutory deductions (three and six months ended June 30, 2015 - $10,400 and $20,800, respectively) for marketing and administrative services provided to the Company.

10.    Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended June 30, 2016 was based on the loss attributable to common shareholders of $1,685,109 (June 30, 2015 - $668,763) and a weighted average number of common shares outstanding of 79,492,551 (June 30, 2015 – 72,122,686).

The calculation of basic net loss per share for the six months ended June 30, 2016 was based on the loss attributable to common shareholders of $2,403,954 (June 30, 2015 - $2,804,425) and a weighted average number of common shares outstanding of 78,777,768 (June 30, 2015 – 72,122,686).

The calculation of diluted net loss per share for the three and six month periods ended June 30, 2016 and 2015 did not include the effect of stock options and warrants as they are anti-dilutive.

11.    Supplemental cash flow information

(a)	Supplemental information regarding the split between cash and cash equivalents is as follows:

	June 30, 2016	December 31, 2015

Cash	$1,201,331	$1,722,728
Term Deposits	6,000,000	4,500,050
	$7,201,331	$6,222,778

As at June 30, 2016, $69,651 of exploration and evaluation asset costs are included in trade and other payables (June 30, 2015 - $261,537)

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

12.    Commitments

The Company has entered into an operating lease for office premises through August 30, 2017.

On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, which was renew for two additional successive terms of 24 months.  Effective December 31, 2015, the Chairman’s contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months ending Dec 31, 2021.

As at June 30, 2016, the remaining payments for the executive contract and the operating lease are due as follows:

	2016	2017	2018	2019	2020	Total

Office lease	$66,110	$88,147	$-	$-	$-	$154,257
Executive contracts	252,500	505,000	505,000	240,000	240,000	1,742,500
	$318,610	$593,147	$505,000	$240,000	$240,000	$1,896,757

13.    Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar, the US dollar and Mexican peso.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at June 30, 2016, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$549,868	$180,687
Accounts receivable and prepaid expenses	-	144,502
Total assets	$549,868	$325,189

Trade and other payables	$148,143	$1,373
Total liabilities	$148,143	$1,373

Net assets	$401,725	$323,816

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

13.    Financial instruments (Continued)

(a)	Currency risk (continued)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $40,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $32,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates during the twelve months following the statement of financial position date.  The Company’s excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at June 30, 2016, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company’s net income by $60,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.  Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

14.    Management of capital

The Company considers its capital to consist of components of equity.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

15.    Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	June 30, 2016	December 31, 2015
Canada	$1,335,651	$1,061,968
Mexico	31,841,766	30,547,138
	$33,177,417	$31,609,106

The Company’s revenues were all earned in Canada primarily from interest income on corporate cash reserves and administrative services fees (Note 9(b)).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2016
Unaudited - Expressed in Canadian dollars

16.    General and administrative expenses

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015

Professional fees	$85,833	$182,328	$232,088	$387,067
Salaries and benefits(1)	288,904	187,442	581,608	375,780
Travel and promotion	29,755	64,804	150,205	154,933
Depreciation (Note 6)	6,848	48,388	13,284	96,776
Office and license(1)	35,447	49,374	71,172	73,687
Rent(1)	36,104	44,392	74,162	89,003
Stock exchange fees	8,101	10,127	21,282	103,831
Insurance	15,321	15,893	31,109	34,575
Transfer agent fees	4,241	20,146	7,522	26,934
Directors’ fees (Note 9(a))	-	-	48,000	48,000
	$510,554	$622,894	$1,230,432	$1,390,586

(1)	Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement (Note 9(b)).

17.    Subsequent events

The Company received $6,914,080 and $116,667 on the exercise of 4,376,000 and 116,667 warrants with an exercise price of $1.58 and $1.00 respectively.

In accordance with the Company’s stock option plan, options holders exercised 105,000 stock options on a cashless basis at an exercise price of $1.37.